UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE
ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2024

Commission File Number: 001-32751

GRUPO AEROPORTUARIO DEL PACÍFICO S.A.B. DE C.V.
(PACIFIC AIRPORT GROUP)
(Translation of registrant's name into English)

México
(Jurisdiction of incorporation or organization)

Avenida Mariano Otero No. 1249-B
Torre Pacifico, Piso 6
Col. Rinconada del Bosque
44530 Guadalajara, Jalisco, México
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Resolutions Adopted at the Annual General Ordinary and Extraordinary Shareholders’ Meeting for Grupo Aeroportuario del Pacifico on April 25, 2024

GUADALAJARA, Mexico, April 25, 2024 (GLOBE NEWSWIRE) -- Grupo Aeroportuario del Pacífico, S.A.B. de C.V., (NYSE: PAC; BMV: GAP) (“the Company” or “GAP”) announces the following resolutions adopted at the Annual General Ordinary and Extraordinary Shareholders’ Meetings today, with a quorum of 85.01% and 85.14%, respectively:

ANNUAL GENERAL ORDINARY SHAREHOLDERS’ MEETING

I. In compliance with Article 28, Section IV of the Mexican Securities Market Law, the following were APPROVED:

  The Chief Executive Officer’s report regarding the results of operations for the fiscal year ended December 31, 2023, in accordance with Article 44, Section XI of the Mexican Securities Market Law and Article 172 of the Mexican General Corporations Law, together with the external auditor’s report, with respect to the Company on an unconsolidated basis in accordance with Mexican Financial Reporting Standards (“MFRS”), as well as with respect to the Company and its subsidiaries on a consolidated basis in accordance with International Financial Reporting Standards (“IFRS”), each based on the Company’s most recent financial statements under both standards, as well as the 2023 Sustainability Report.

  Board of Directors’ opinion to the Chief Executive Officer’s report.

  Board of Directors’ report in accordance with Article 172, clause b, of the Mexican General Corporations Law, regarding the Company’s main accounting policies and criteria, as well as the information used to prepare the Company’s financial statements.

  Report on transactions and activities undertaken by the Company’s board of directors during the fiscal year ended December 31, 2023, pursuant to the Mexican Securities Market Law.

  The annual report on the activities undertaken by the Audit and Corporate Practices Committee in accordance with Article 43 of the Mexican Securities Market Law, as well as the ratification of the actions of the various committees, and release from further obligations.

  Report on the Company’s compliance with tax obligations for the fiscal year from January 1 to December 31, 2022, and an instruction to Company officials to comply with tax obligations corresponding to the fiscal year from January 1 and ended December 31, 2023, in accordance with Article 26, Section III of the Mexican Fiscal Code.

II. RATIFICATION of the actions of our Board of Directors and officers and release from further obligations in the fulfillment of their duties.

III. APPROVAL of the Company’s financial statements for the fiscal year from January 1 to December 31, 2023, on an unconsolidated basis, in accordance with MFRS for purposes of calculating legal reserves, net income, fiscal effects related to dividend payments and capital reduction, as applicable. The financial statements of the Company and its subsidiaries on a consolidated basis in accordance with IFRS for their publication to financial markets, with respect to our operations that took place during the fiscal year from January 1 to December 31, 2023, and APPROVAL of the external auditor’s report regarding both aforementioned financial statements.

IV. APPROVAL that from the Company’s net income for the fiscal year ended December 31, 2023, reported in its unconsolidated financial statements, presented in agenda item III above and audited in accordance with MFRS, the allocation of 5% (FIVE PERCENT) towards increasing the Company’s legal reserves, in accordance with Article 20 of the Mexican General Law of Commercial Corporations, with the remaining balance to be allocated to the account for net income pending allocation.

V. APPROVAL of the cancellation of any amounts outstanding under the share repurchase program approved at the Annual General Ordinary Shareholders’ Meeting that took place on April 13, 2023, which amounts to Ps. 2,500,000,000.00 (TWO BILLION FIVE HUNDRED MILLION PESOS 00/100 M.N.), and the APPROVAL of Ps. 2,500,000,000.00 (TWO BILLION FIVE HUNDRED MILLION PESOS 00/100 M.N.) as the maximum amount to be allocated towards the repurchase of the Company’s shares or credit instruments that represent such shares for the 12-month period following April 25, 2024, in accordance with Article 56, Section IV of the Mexican Securities Market Law.

VI. RATIFICATION AND DESIGNATION of the four members of the Board of Directors and their respective alternates appointed by the Series BB shareholders as follows:

Proprietary members	Alternate members
Laura Diez-Barroso Azcárraga	Mónica Sánchez Navarro Rivera Torres
Emilio Rotondo Inclán	Ignacio Castejón Hernández
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Claudia Laviada Diez-Barroso	Carlos Manuel Porrón Suárez

VII. It is registered that there was no designation of person(s) that will serve as member(s) of the Company’s Board of Directors, by any holder or group of holders of Series B shares that owns, individually or collectively, 10% or more of the Company’s capital stock.

VIII. RATIFICATION of Carlos Cárdenas Guzmán, Ángel Losada Moreno, Joaquín Vargas Guajardo, Juan Diez-Canedo Ruíz, Luis Téllez Kuenzler, Alejandra Palacios Prieto and Alejandra Yazmín Soto Ayech, as members of the Board of Directors, designated by the Series “B” shareholders.

As of this date, the Board of Directors will be comprised as follows:

Proprietary members	Alternate members
Laura Diez-Barroso Azcárraga	Mónica Sánchez Navarro Rivera Torres
Emilio Rotondo Inclán	Ignacio Castejón Hernández
Juan Gallardo Thurlow	Alejandro Cortina Gallardo
Claudia Laviada Diez-Barroso	Carlos Manuel Porrón Suárez
Carlos Cárdenas Guzmán	Not applicable
Ángel Losada Moreno	Not applicable
Joaquín Vargas Guajardo	Not applicable
Juan Diez-Canedo Ruíz	Not applicable
Luis Téllez Kuenzler	Not applicable
Alejandra Palacios Prieto	Not applicable
Alejandra Yazmín Soto Ayech	Not applicable

IX. RATIFICATION of Mrs. Laura Diez-Barroso Azcárraga as Chairwoman of the Company’s Board of Directors, and the designation of Mrs. Mónica Sánchez Navarro Rivera Torres as Alternate, in accordance with Article 16 of the Company’s by-laws.

X. APPROVAL of (i) the compensation paid to the members of the Company’s Board of Directors during the 2023 fiscal year and (ii) the compensation to be paid to the Company’s Board of Directors for the 2024 fiscal year proposed by the Compensation and Nominations Committee.

XI. RATIFICATION of Mr. Luis Tellez Kuenzler, as member of our Board of Directors designated by the Series B shareholders to serve as a member of the Company’s Nominations and Compensation Committee, in accordance with Article 28 of the Company’s bylaws.

XII. RATIFICATION of Mr. Carlos Cárdenas Guzmán as President of the Audit and Corporate Practices Committee. The Audit and Corporate Practices Committee will be comprised as follows:

Carlos Cárdenas Guzmán, President
Ángel Losada Moreno, Member
Joaquín Vargas Guajardo, Member

XIII. It was INFORMED the report concerning compliance with Article 29 of the Company’s bylaws regarding acquisitions of goods or services or contracting of projects or asset sales that are equal to or greater than US$ 3,000,000.00 (THREE MILLION U.S. DOLLARS), or its equivalent in Mexican pesos or other legal tender in circulation outside Mexico, or, if applicable, regarding transactions with relevant shareholders.

XIV. APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

EXTRAORDINARY SHAREHOLDERS’ MEETING

I. APPROVAL to reduce the Company’s shareholders’ equity by Ps. 13.86 (THIRTEEN PESOS 86/100 M.N.) per share outstanding and to be paid within the 12 (TWELVE) months following its approval, and, as a consequence of this reduction, the necessary amendment to Article Six of the Company’s by-laws.

II. APPROVAL to perform all corporate legal formalities required, including the amendment of SIXTH Article of the Company’s by-laws, derived from the adoption of resolutions at this Shareholders’ Meeting, to read as follows “SIXTH ARTICLE.- Common Stock. The common stock will be variable. The minimum fixed part of the capital is Ps. 1,194,389,984.16 (ONE BILLION ONE HUNDRED NINETY-FOUR MILLION THREE HUNDRED EIGHTY-NINE THOUSAND NINE HUNDRED EIGHTY-FOUR PESOS 16/100 M.N.), represented by 505,277,464 (FIVE HUNDRED FIVE MILLION TWO HUNDRED SEVENTY-SEVEN THOUSAND FOUR HUNDRED SIXTY-FOUR) ordinary shares, nominative, of Class I and without expression of nominal value, fully subscribed and paid”.

III. APPROVAL of special delegates that can appear before a notary public to formalize the resolutions adopted at this meeting.

Company Description

Grupo Aeroportuario del Pacífico, S.A.B. de C.V. (GAP) operates 12 airports throughout Mexico’s Pacific region, including the major cities of Guadalajara and Tijuana, the four tourist destinations of Puerto Vallarta, Los Cabos, La Paz and Manzanillo, and six other mid-sized cities: Hermosillo, Guanajuato, Morelia, Aguascalientes, Mexicali and Los Mochis. In February 2006, GAP’s shares were listed on the New York Stock Exchange under the ticker symbol “PAC” and on the Mexican Stock Exchange under the ticker symbol “GAP”. In April 2015, GAP acquired 100% of Desarrollo de Concesiones Aeroportuarias, S.L., which owns a majority stake in MBJ Airports Limited, a company operating Sangster International Airport in Montego Bay, Jamaica. In October 2018, GAP entered into a concession agreement for the operation of Norman Manley International Airport in Kingston, Jamaica, and took control of the operation in October 2019.

This press release contains references to EBITDA, a financial performance measure not recognized under IFRS and which does not purport to be an alternative to IFRS measures of operating performance or liquidity. We caution investors not to place undue reliance on non-GAAP financial measures such as EBITDA, as these have limitations as analytical tools and should be considered as a supplement to, not a substitute for, the corresponding measures calculated in accordance with IFRS.

This press release may contain forward-looking statements. These statements are statements that are not historical facts and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance, and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations, and the factors or trends affecting financial condition, liquidity, or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to several risks and uncertainties. There is no guarantee that the expected events, trends, or results will occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.

In accordance with Section 806 of the Sarbanes-Oxley Act of 2002 and Article 42 of the “Ley del Mercado de Valores”, GAP has implemented a “whistleblower” program, which allows complainants to anonymously and confidentially report suspected activities that involve criminal conduct or violations. The telephone number in Mexico, facilitated by a third party responsible for collecting these complaints, is 800 04 ETICA (38422) or WhatsApp +52 55 6538 5504. The website is www.lineadedenunciagap.com or by email at denuncia@lineadedenunciagap.com. GAP’s Audit Committee will be notified of all complaints for immediate investigation.

Alejandra Soto, Investor Relations and Social Responsibility Officer	asoto@aeropuertosgap.com.mx
Gisela Murillo, Investor Relations	gmurillo@aeropuertosgap.com.mx/+52 33 3880 1100 ext. 20294

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Pacífico, S.A.B. de C.V.
(Registrant)

Date: April 25, 2024	/s/ SAÚL VILLARREAL GARCÍA
Saúl Villarreal García
Chief Financial Officer